DBRS FORM NRSRO

EXHIBIT 3

**POLICIES OR PROCEDURES ADOPTED AND IMPLEMENTED BY
DBRS, INC. AND MORNINGSTAR CREDIT RATINGS, LLC
TO PREVENT THE MISUSE OF MATERIAL, NONPUBLIC INFORMATION**

NOVEMBER 2019

DBRS, Inc.

- Confidential Information Global Policy

- Personal Trading Global Policy

Morningstar Credit Ratings, LLC

- Confidential Information and Analytical Firewall

- Separation of Analytics from Commercial Considerations and Gift, Benefits and Entertainment Global Procedure

- Code of Ethics

Exhibit 3

DBRS POLICIES AND PROCEDURES TO PREVENT THE MISUSE OF MATERIAL, NONPUBLIC INFORMATION

This Exhibit includes DBRS's confidential information policy statement and guiding principles, followed by a copy of its Confidential Information Global Policy and Personal Trading Global Policy.[1]

Confidential Information Policy Statement

In the course of conducting its rating activities, DBRS may be exposed to confidential information regarding issuers and other parties. This information may include, among other things, contemplated business transactions or estimated financial projects. It may also include a credit rating action that has not yet been published on the DBRS website or through other readily accessible means.

DBRS analysts are required to exercise particular care when they confer with external parties, including subscribers to DBRS reports and representatives of entities rated by DBRS, to ensure that confidential information is not selectively or inadvertently disclosed.

DBRS has adopted the following four guiding principles upon which its policies and procedures to prevent the misuse of confidential information are based:

Confidential Information Guiding Principles:

Use Principle:

Confidential Information must only be used in the performance of Credit Rating Activities, or as otherwise agreed with the client in a letter of engagement or confidentiality agreement. Use of Confidential Information for any other purpose, including for personal gain, is prohibited.

Need-to-Know Principle:

A Covered Person should only be in possession of Confidential Information if he or she needs to know it to complete their assigned job function(s). A Covered Person should only share or pass along Confidential Information to another Covered Person that has the "need to know" the information to

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[1] Certain policies and procedures that are referenced in DBRS's Confidential Information Global Policy and Personal Trading Global Policy have not been attached to this exhibit as they may contain information that is proprietary or would have their effectiveness diminished if made publicly available.

complete his or her job function(s). Confidential Information should only be stored where Covered Personnel who have a "need to know" can access it.

Safekeeping Principle:

Standard measures are applied to safeguard all the information received in the course of performing Credit Rating Activities from fraud, theft or misuse. Confidential information is no different. Covered Personnel are responsible for keeping Confidential Information safe and to help avoid any unintentional or inadvertent release of Confidential Information.

Release Principle:

Generally, consistent with our agreement with and obligation to the provider of such information and our obligations under the law, DBRS does not disclose Confidential Information in response to outside requests.

SEE ALSO:

** Business Code of Conduct for the DBRS Group of Companies (See especially Sections 3.19 – 3.20)

dbrs.com/research/228896/internal/Code_Of_Conduct.pdf

** DBRS Rating Policies; Rating and Other Processes

dbrs.com/about/ratingProcesses



CONFIDENTIAL INFORMATION GLOBAL POLICY

Effective Date: **December 1, 2017**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel**

I.   Purpose and Scope

This Confidential Information Global Policy ("Policy") sets out DBRS's approach to the identification and management of confidential information ("Confidential Information").

This Policy applies to all DBRS Covered Personnel in all jurisdictions and should be read in conjunction with the Insiders Procedure for Europe, the Personal Trading Global Policy and Global Procedure, and the Privileged Account Management Global Procedure. Capitalized terms are defined herein or in the Glossary.

II.   Confidential Information

A. DBRS defines Confidential Information to include:
  1. Data and information DBRS receives from or on behalf of an issuer or entity in connection with DBRS's business which DBRS knows, or should reasonably know, is information confidential to the issuer, entity or agent.

    This does not include data or information that:
      i. was previously known to DBRS through independent sources;
      ii. was lawfully received from a third party without an obligation of confidence;
      iii. was in, or has become part of, the public domain;
      iv. has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or
      v. is required to be released or disclosed by law.

  2. Data and information with respect to a pending DBRS credit opinions that has not yet been publicly disclosed.

  3. Confidential Information further includes a class of price-sensitive information, known as Material, Non-Public Information ("MNPI").

B. DBRS defines MNPI as:
  1. Information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:
      i. if it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded security; or
      ii. there is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.

III. Confidential Information Framework – The Guiding Principles

Covered Personnel must not share Confidential Information except in accordance with this Policy and the following four guiding principles.

A. Use Principle

Confidential Information must only be used in the furtherance of DBRS's business, or as otherwise agreed with the client in a letter of engagement or confidentiality agreement. Use of Confidential Information for any other purpose, including for personal gain, is strictly prohibited.

B. Need-to-Know Principle

A Covered Person must only share or pass along Confidential Information to another Covered Person that has the "need to know" the information to complete his or her job function. In addition, Confidential Information must be stored where only Covered Personnel who have a "need to know" can access it. If a Covered Person determines they have access to Confidential Information about which they do not have a "need to know", they must refrain from further accessing the Confidential Information and report the occurrence to their manager and notify Compliance, who will provide guidance with respect to further steps that may be taken.

Although all Covered Personnel are subject to this Policy, any reduction in the number of individuals with access or knowledge of Confidential Information greatly reduces the likelihood that such information will be misused.

C. Safekeeping Principle

Covered Personnel must take reasonable steps to protect Confidential Information from fraud, theft and misuse, or inadvertent disclosure. DBRS expects Covered Personnel to adopt safekeeping practices consistent with those set out in the Employee Code of Conduct.

D. Release Principle

DBRS generally does not disclose Confidential Information in response to outside requests. Covered Personnel should report the request to their manager and notify Compliance, who will provide guidance with respect to further steps that may be taken.

IV. Prohibited Uses of Confidential Information

As noted above, Confidential Information must only be used in the furtherance of DBRS's business, or as otherwise agreed with the client in a letter of engagement or confidentiality agreement. Other uses of Confidential Information could result in disciplinary action or legal sanction.

In particular, Covered Personnel should note that each of the following may constitute a criminal and/or civil offence in some or all of the jurisdictions in which DBRS does business, and upon conviction, could result in the payment of fines and/or a prison sentence:

- acquiring or disposing of securities or investments, directly or indirectly, for your own account or on account of others, while in possession of related MNPI;

- recommending or inducing another person to engage in trading or dealing while in possession of



related MNPI; and

- sharing MNPI with another person, other than in accordance with the Need To Know principle in section III.B herein or in the necessary course of business.

Any questions regarding the appropriate use of Confidential Information should be referred to the Chief Compliance Officer or the appropriate Regional Compliance Officer.

V.   Permitted Sharing of Confidential Information

A. Sharing Confidential Information - The Need to Know Guiding Principle
Covered Personnel are only permitted to share Confidential Information, including MNPI, with other Covered Personnel when that other person needs to know the information to perform their job function.

B. Permitted Sharing within the DBRS Group of Companies
Confidential Information relating to credit opinions cannot be shared with anyone who is not within the DBRS entity (i.e. DBRS, Inc.) that is or will be issuing the rating, unless:

- the person is directly involved in the credit opinion, and

- has a "need to know" the information to perform their job function.

A person is "within the DBRS entity issuing the rating" if they are an employee, officer, or director of the DBRS entity this is issuing or will be issuing a credit opinion, or a consultant engaged by that entity.

While Independent Non-Executive Directors ("INEDS") are "within the company" for which they serve as director, in accordance with separate procedures that DBRS employs with such directors, Confidential Information relating to a rating should **not** be shared with INEDs absent an exception granted by the Chief Compliance Officer.

C. Permitted Sharing With External Parties
Confidential Information relating to a credit opinion can only be shared with external parties if they are directly involved in credit opinion (*e.g.*, the issuer or rated entity and their agents), or as otherwise permitted by the party that provided the Confidential Information.

A public rating that has not yet been published may only be shared with the Issuer and its agents.

D. Permitted Sharing with Regulators
Nothing in this Policy or otherwise limits an individual's ability to communicate voluntarily and directly with an appropriate governmental entity or agency, including DBRS's supervising regulators, concerning possible violations of law or regulation, or to provide information, including documents, not otherwise protected from disclosure by any applicable law or privilege, to such entities or agencies, or to cooperate with their investigative activities, and no individual is required to provide notice to or obtain consent from DBRS to do so. All provisions of this Policy should be construed in a manner consistent with the preceding sentence.



VI.   Tracking Access to MNPI

From time to time, regulators may ask DBRS for details regarding individuals within DBRS who received MNPI in connection with DBRS's business. In some cases, Covered Personnel may also be tasked to maintain a list of individuals with access to MNPI on an on-going basis. For more information regarding these circumstances, see the Insiders Procedure for Europe.



PERSONAL TRADING GLOBAL POLICY

Effective Date: **January 1, 2019**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel**

I.   Purpose and Scope

DBRS is committed to providing credit rating opinions that are objective and free from economic, political, business, or personal influences. As such, in accordance with applicable regulations[1] and the DBRS Employee Code of Conduct, DBRS has developed this Personal Trading Global Policy ("Policy") which requires all Covered Personnel to report information about their Covered Accounts and Reportable Securities holdings and transactions, and restricts the ability of certain Covered Personnel to purchase, sell or own Securities of an entity, Affiliated Entity(ies) or Related Third-Party(ies) that is subject to a DBRS credit rating.

This Policy applies to all DBRS Covered Personnel, globally, and the Immediate Family Members of Analytical Personnel. However, certain sections apply to Covered Personnel differently depending on their involvement in ratings activities and their access to Confidential Information.

This Policy should be read in conjunction with the Personal Trading Global Procedure ("Trading Procedure"), which describes the manner in which Covered Personnel are to comply with this Policy, the Confidential Information Global Policy ("CI Policy"), and the Restricted Securities List Global Procedure ("Restricted List Procedure"). Terms capitalized throughout this Policy are defined in the aforementioned documents or the Glossary.

II.   Prohibition on Insider Trading

It is a criminal offense to trade or encourage others to trade Securities while in the possession of Material Non-Public Information ("MNPI"), a practice known as "Insider Trading." All Covered Personnel are prohibited from directly or indirectly engaging in Insider Trading and from misusing Confidential Information as defined in the CI Policy.

III.   Requirements, Exemptions and Restrictions

The following components of the Policy apply to all Covered Personnel.

A. Requirements

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[1] SEC Rule 17g-5(b)(6) and (c)(2); CSA National Instrument 25-101, Appendix A Sections 3.14,3.15 and 4.19; and ESMA EC 1060/2009 and amended EC 462/2013, Annex 1 Section C 1 and 2 and Section B 3 and 4.



All Covered Personnel must:

1. Disclose their Covered Accounts and Reportable Securities holdings to DBRS;

2. Report changes to their Covered Accounts in a timely manner;

3. Disclose all transactions in Reportable Securities by providing duplicate statements for their Covered Accounts and other means;

4. Preclear trades in Reportable Securities; and

5. Periodically review and attest to their disclosed information.

B. Exemptions

All Covered Personnel are exempt from certain disclosure, preclearance and reporting requirements, while exemptions to other requirements may be granted on a limited case-by-case basis by the sole discretion of the Compliance Department as detailed in the Trading Procedure.

C. Restricted List

In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest, DBRS maintains a Restricted List of all entities that are subject to DBRS credit ratings, their Affiliated Entities and any Related Third Parties). All Covered Personnel are subject to certain restrictions pertaining to the Restricted List as detailed in the Restricted List Procedure. Restrictions are applied based on a Covered Person's involvement in ratings activities and access to Confidential Information.

IV.   Confidentiality

All information that DBRS obtains pertaining to Covered Personnel in accordance with this Policy shall be kept in strict confidence, except when such information may need to be disclosed to internal or external legal counsel, or to a regulatory or adjudicatory body pursuant to law, regulation or other legal process.



Morningstar Credit Ratings, LLC

Exhibit 3 - Policies or Procedures adopted and implemented to prevent the misuse of material, nonpublic information

- ➢ Confidential Information and Analytical Firewall

- ➢ Separation of Analytics from Commercial Considerations and Gift, Benefits, and Entertainment Global Procedure

- ➢ Code of Ethics

Exhibit 3



MORNINGSTAR CREDIT RATINGS, LLC (MCR)

Policy and Procedure

Confidential Information and Analytical Firewall

Introduction

Morningstar Credit Ratings, LLC (MCR) is a provider of Securities analysis, market research, portfolio surveillance services, operational risk assessment services, and Credit Ratings. It is the intent of these Confidential Information and Analytical Firewall Policy to (i) safeguard private Clients' Confidential Information from being used inappropriately, (ii) protect the confidentiality of information given to MCR's analysts in connection with the rating process, (iii) ensure that analysts involved in MCR's rating process are free to express their respective opinions without being influenced by any consulting relationship that MCR may have with a Client; and (iv) prevent improper exchanges of Confidential Information among MCR's Access Persons.

These Confidential Information and Analytical Firewall Policy are a part of MCR's overall compliance policies and procedures relating to analyst independence and the use of Confidential Information. Access Persons should also consult and observe MCR's other compliance policies and procedures, including, but not limited to, MCR's Electronic Communication Policy, Code of Conduct, and Code of Ethics. Copies of MCR's Code of Conduct and Code of Ethics are included within MCR's Form NRSRO at Exhibits 7 and 5, respectively.

MCR maintains separate business divisions that specialize in determining credit ratings or performing credit analysis for a particular asset class or type of debt obligation. These divisions are delineated in the MCR organizational structure which is available on MCR's public website. Each operations or business division head determines the responsibilities and file access of each Access Person within the division. Access Persons are only granted access to the files they need for their current responsibilities. Access Persons may be temporarily, or permanently, reassigned from one to another division or group, for reasons such as a shift in Client or market demand for certain services. In addition, to the extent consistent with MCR's policies and procedures and based on expertise of certain Employees and to facilitate products offered within the groups, Access Persons may perform certain functions (including, serving on certain committees so long as such Access Person holds less than a majority vote on such committee) within, and/or provide certain input and skills to, another group (collectively, a Multiple Division Service Employee), provided that, (a) no such functions, input, skills or services across divisions or groups shall (i) impede the independence of any analyst or Credit Rating analysis, ranking or assessment, as applicable, (ii) result in any Client of another division or group receiving any Confidential Information from another division or group, or (iii) create any actual or potential conflict (unless identified to and approved by the compliance department); and (b) no such practices shall violate applicable laws, rules, regulations or Client contracts. The compliance department shall be notified of all proposed reassignments and assignments utilizing Multiple Division Service Employees by analytical group head(s) of the division(s) requesting such reassignments or assignments. As necessary, the compliance department will develop internal protocols and procedures to address any conflicts of interest and needs for additional monitoring or controls that arise from these reassignments or Multiple Division Service Employee assignments. The compliance department may limit the number of Access Persons who can participate in any ongoing Multiple Division Service Employee assignment.

Exhibit 3

Confidential Information: Definition, Policies and Procedures

Confidential Information shall include issuer Confidential Information and Company Confidential Information. The definition of Confidential Information can be found in the MCR Policy Glossary.

Information is not deemed to be Confidential Information if it:

a. was substantially known to MCR at the time of such disclosure;

b. was available publicly (whether via subscription or otherwise) at the time of or prior to such disclosure;

c. becomes known to the public (other than by MCR's act) subsequent to such disclosure;

d. is disclosed lawfully to MCR by a third party subsequent to such disclosure;

e. is developed independently by MCR and MCR does not expressly include such Confidential Information in providing such independently developed information;

f. is approved for disclosure by the provider of the information;

g. is required to be disclosed by law, rule or regulation or is disclosed at the request of any governmental agency or authority; or

h. specifically, with respect to ratings, other opinions and identifiers, surveillance, research, analysis, reports and similar items:

i. was known to investors at the time of such disclosure, including, without limitation, through the dissemination of preliminary offering materials and/or reports that reference such information or related information;

j. is approved in writing by the issuer, arranger, Client, or their agent, including without limitation, through any engagement letter executed by MCR and issuer, arranger or Client, for disclosure and/or is not expressly precluded in writing by the arranger from disclosure (so long as MCR has not reasonably objected to such preclusion for regulatory reasons);

k. is required to be disclosed by law, rule or regulation or is disclosed at the request of any governmental agency or authority, including, without limitation, any laws, rules or regulations which may require a rating agency to provide analysis and information related to a rating and any reports related thereto; or

l. is information, provided in or forming part of, the related Ratings Report or presale report produced by MCR in rating or performing surveillance of a transaction, so long as such report is distributed by MCR after the preliminary offering circular or analogous offering materials are printed and such information is necessary, as determined by the related MCR rating committee for understanding of the ratings and related analysis.

Every MCR Access Person who receives Confidential Information must follow all precautionary measures prescribed by MCR's internal control policies and procedures to safeguard Confidential Information. More specifically, with respect to each of MCR's business groups:

Exhibit 3

a. **MCR's Credit Ratings Groups:** Except for disclosures to MCR Access Persons who have a legitimate business need to know the information or as required by MCR policy or applicable law or regulation,

    i. For surveillance transactions, the analytical groups may not share Confidential Information (i) received by such group, or (ii) developed, but not yet published by such group, such as unpublished Rating Actions, other opinions and identifiers, surveillance, research, analysis, reports and similar items with anyone until such time as (a) with respect to (ii), such information is published to MCR's public website and/or (b) with respect to (i) and (ii), otherwise made public or not confidential as set forth above.

    ii. For new issue transactions, the analytical group may not share Confidential Information about a pending transaction, by an issuer or other arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or other arranger, or developed, but not yet published, by such group, until such time as any preliminary offering materials are disseminated by the arranger or other relevant party related to such information, such information is public and/or such information is otherwise made public or not confidential as set forth above.

Further, when MCR receives Confidential Information provided by an issuer, arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or arranger, or by servicer, special servicer and/or trustee, such Confidential Information must be kept confidential in accordance with any and all confidentiality agreements to which MCR has agreed to be legally bound and subject to with respect to such information.

MCR may also use any such information for research, analytical and modeling purposes, and reports based thereon, provided that any Confidential Information is not presented in a way that reveals the Confidential Information.

b. **Internal Outsourcing:** MCR analytical groups may use approved internal outsourcing resources provided by other Morningstar divisions. MCR differentiates between other Morningstar divisions which may participate in determining Credit Ratings (Approved Participants) and other Morningstar divisions which produce analysis that may be used as an input into a Credit Rating, but do not participate in determining Credit Ratings (Approved Input Providers). Approved Participants adhere to MCR's applicable policies and procedures and, as such, may receive Confidential and Material Nonpublic Information where there is a legitimate business need. Approved Input Providers (e.g., Morningstar Equity Research) do not participate in determining Credit Ratings and therefore do not have a legitimate business need to know Confidential or Material Nonpublic Information. Approved Input Providers may provide information to MCR analytical groups and may present their analysis to MCR analysts. However, MCR Access Persons may not share Confidential or Material Nonpublic Information with Approved Input Providers. An Approved Input Provider must not receive any MCR analytical materials, that contains Material Nonpublic Information, and must not be present during any Credit Rating committee discussions that touch upon Confidential or Material Nonpublic Information.

c. **Credit Risk Services (Subscription Products) and other non-Credit Ratings group:** SEC rules prohibit the selective disclosure of Material Nonpublic Information. Material Nonpublic Information may be defined as Nonpublic Information which may impact a reasonable investor's decision to buy, sell or hold a Security. MCR publishes Credit Ratings data and information on subscription platforms which may, or may not, be derived from Nonpublic Information. Where content is derived from Nonpublic Information, there is an elevated risk that the publication may contain Material Nonpublic Information.

Ratings Action, Outlook or Under Review Status

Exhibit 3

Regardless of whether MCR is paid by the issuer to issue a Credit Rating, MCR's publications containing: (i) Ratings Actions and (ii) indications of the direction of a future Ratings Action (defined as the assignment of, or revision to, a ratings outlook or under review status) must be treated as potential Material Nonpublic Information. As such, MCR will make available its Ratings Actions, outlook or under review Status on MCR's public website at the same time as, or prior to, publication on a subscription platform. It is permissible to make additional commentary available only on a subscription platform, provided that such commentary does not include issuer Confidential Information or Material Nonpublic Information.

If an Access Person needs more information or advice related to the existence or content of any confidentiality agreements with respect to any MCR Clients, the Access Person should contact MCR's legal and/or compliance departments before presuming any information is non-confidential.

Exhibit 3

Analytical Firewall Policy

Divisional Firewalls. An analyst within a division or group may not share any Confidential Information with other divisions or groups within MCR (other than (Multiple Division Service Employees in accordance with the terms hereof and MCR's policies and procedures) or discuss the deliberations relating to, or Confidential Information used in determining, Credit Ratings, rankings or assessments with other MCR Access Persons who are not involved in the same analytical or rating process (other than (i) Multiple Division Service Employees in accordance with the terms hereof and MCR's policies).

Consulting Services. No analyst may participate in consulting services if that analyst is involved in any Credit Rating processes (other than Multiple Division Service Employees in accordance with the terms hereof and MCR's policies and procedures), or participates or votes on any Credit Rating committee, or has responsibility for participating in determining Credit Ratings or for developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative Models unless pre-approved by compliance.

Separation of Sales and Marketing from Credit Rating Analytics.
The foundation of the reputation of MCR is in the integrity and objectivity of its ratings. MCR maintains the integrity of its ratings by, among other things, separating the analytical process from the sales and marketing process and related and by avoiding Improper Considerations. Analytical Employee must avoid circumstances where they may be influenced by sales and marketing considerations and are further prohibited from negotiating ratings engagements thereby allowing the ratings process to be carried out in an objective manner, supporting the integrity of the ratings process. The Conflicts of Interest Global Policy and Separation of Analytics from Commercial Considerations and Gifts, Benefits and Entertainment Global Procedure describe the requirements and procedures that are specifically taken to separate the activities.

Analytical Employee Activities
Employees who are involved in the determination or approval of credit ratings, or development or approval of credit rating Methodologies, are not permitted to be involved in any sales or marketing activities relating to MCR or DBRS products and services.

Commercial Activities:
All sales and marketing activities or fee negotiations and discussions are to be handled and managed by Non-Analytical Personnel, which includes Business Development ("BD"). BD is comprised solely of Non-Analytical Personnel.

Furthermore, Non-Analytical Personnel may request information or input from Analytical Employees, or Analytical Employees may inform Non-Analytical Personnel, regarding information that BD may need to sell and market DBRS products and services, such as the staffing and time requirements, specific costs and expenses warranted to facilitate the provision of ratings. However, BD and other Covered Personnel may not seek to influence Analytical Employees with sales and marketing considerations.

For the purpose of this policy and procedure, **Improper Considerations** means any consideration that is intended to, or should reasonably be expected to, have the effect of causing an Analytical Employees to (1) alter a rating outcome on the basis of anything other than the merits of the entity, asset, security or instrument rated, or (2) develop or modify a Methodology on the basis of anything other than the considerations outlined in the Methodology Development and Modification Global Policy and Independent Review Function Methodology Review Procedures.
- Examples of Improper Considerations include non-analytical considerations, or the effect on MCR or DBRS's sales, revenue, market share, financial condition, and analyst compensation.
- Awareness of, access to, the types of information referenced below by Analytical Employees, in and of itself,

Exhibit 3

does not constitute an Improper Consideration:

- MCR or DBRS's market share by Analytical Employees I by asset class or sector. This data is typically public and available widely in the market.
- Fees for a category of rating product by Managing Directors or Group Managing Directors who are Analytical Employees so long as such information is presented in a reasonable range and not specific to deal/transaction/issuer.

For greater clarity, the foregoing list includes examples of specific circumstances that do not constitute Improper Considerations and is not intended to be exhaustive.

.

Exhibit 3

Key Controls

Control Objective	Control Description	Control Owner(s)	Frequency	Business Unit
Maintain analytical firewalls. Access Persons are only granted access to the files they need for their current responsibilities.	Role-based secured access to group specific, deal or issuer folders are being controlled through active directory group policy. All requests and approvals are recorded in JIRA.	Information Technology	Ongoing	All MCR Analytical Groups
Maintain analytical firewalls. Access Persons are only granted access to the files they need for their current responsibilities.	All groups heads are responsible for determining access levels for all Access Persons in their department based on their responsibilities and conveying that information to IT.	Group Heads	Ad-hoc	All MCR Business Units
Avoid any Client of another division or group receiving any Confidential Information from another division or group, or create any actual or potential conflict	Chair ensures that committee does not include a majority of multiple division service employee voters. Analytical Group Heads must inform Compliance of each multiple division service employee (MDSE) and the areas they will serve.	Analytical Group Heads	Ad-hoc	All MCR Business Units
To comply with MCR analytical firewalls and confidentiality policies. Access Persons are only granted access to MCR's custom-built systems/platforms at as-needed basis.	Role-driven page-level, module level entitlements for ratings workflow system are currently available. Business operations has the administrative rights for granting access to MCR Employees.	Business Operations, Information Technology	Ongoing	All MCR Analytical Groups
Every Morningstar Access Person who receives Confidential Information must follow all precautionary measures prescribed by Morningstar's internal control policies and procedures to safeguard Confidential Information.	All Access Persons must have completed compliance new hire training on the Code of Ethics and Code of Conduct before voting in a rating committee.	Analytical Group Heads	Ad-hoc	All MCR Analytical Groups
To prevent accidental publication of Private / Confidential Ratings.	The Lead Analyst (or his/her designee) will coordinate the assembling of the distribution list for Private / Confidential Ratings and obtain approval from analytical group heads (or his/her designee) prior to distribution and approval from the issuer (or whoever Morningstar interacts with on the	Lead Analysts, Analytical Group Heads	Each private and confidential ratings action	All MCR Analytical Groups

Exhibit 3

	specific deal) if necessary. The Lead Analyst will also ensure that 17g-7 disclosure form and reps & warranties report (if applicable) get included in the Private / Confidential Rating distribution as well. The Lead Analyst is responsible for ensuring that the Private / Confidential Ratings along with the relevant documents are not published on the MCR website in a timely manner.			
All Access Persons adhere to the Confidential Information and Analytical Firewall Policy.	Annual certification that access person has understood and adhered to Confidential Information and Analytical Firewall Policy through StarCompliance is required.	Compliance, Group Heads	Annual	All MCR Access Persons
Detect any leaks of Confidential Information.	Periodic monitoring of emails is performed by compliance based on a set of pre-defined key words for: • Leaks of Confidential Information internally or to outsiders; • Conflicts of interests between sales/analytics.	Compliance	Quarterly	All MCR Access Persons

SEPARATION OF ANALYTICS FROM COMMERCIAL CONSIDERATIONS AND GIFT, BENEFITS, AND ENTERTAINMENT GLOBAL PROCEDURE

Effective Date: **October 22, 2019**[1]
Owner: **Global Compliance**
Applies to: **All Morningstar Credit Ratings Access Persons**

I.   Purpose and Scope

This Separation of Analytics from Commercial Considerations and Gift, Benefits, and Entertainment Global Procedure ("Procedure") establishes processes to avoid commercial considerations from influencing credit rating activities.

This Procedure focuses on the following activities:
1. Transfer of Covered Personnel between analytical and non-analytical functions;
2. Fee Information and Fee Discussions;
3. Interaction with market participants, including meetings; and
4. Provision or receipt of gifts, benefits, and entertainment.

This Procedure applies to all Morningstar Credit Ratings ("MCR") Access Persons (collectively "Covered Personnel" herein). Terms capitalized are defined herein or within the DBRS or MCR Glossary, as applicable.

II.   Transfer of Covered Personnel between Analytical and Non-Analytical Functions

From time-to-time, Covered Personnel may transfer jobs to another function at MCR such that they transfer from an Analytical[2] to Non-Analytical role or vice-versa. The following steps should be followed when such a transfer will occur:
1. As early as is reasonably possible after the Covered Personnel's future manager ("Prospective Manager") and current manager determines that the Covered Personnel will transfer, the Prospective Manager contacts the Regional Compliance Officer to discuss the Covered Personnel's prospective transfer including job responsibilities and expected timing of transfer.
2. The Regional Compliance Officer evaluates the change in job responsibilities and expected timing and consults with the Covered Personnel's Prospective Manager to determine what safeguards

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[1] MCR adopted this Procedure as approved and in effect at DBRS (version effective January 1, 2019 DCN: 20181128-066).
 This Procedure will remain in effect during the Interim Period (as defined in the Integration of Analytical Activities Global Procedure) until such time as a joint DBRS Morningstar Procedure is approved and implemented.
[2] For purposes of this Procedure, any use of Analytical Personnel shall include MCR Access Persons.

are appropriate for purposes of identifying, managing and controlling any existing, potential or perceived conflicts of interest associated with the transfer. Such safeguards, at a minimum, include controls with respect to the transferring Covered Personnel's access rights to electronic tools and record retention repositories, securities trading restrictions, and any physical location changes that may be appropriate.

3. Depending on the facts and circumstances at the time of review, the Regional Compliance Officer determines whether any additional safeguards would be necessary. For example, a cooling off period or certain restrictions regarding the types of activities that may be performed by the transferring Covered Personnel in his/her new role may be appropriate depending on the relevant facts and circumstances at the time of the transfer.

III. Fee Information and Fee Discussions

1. All Fee Discussions are handled by Non-Analytical Personnel. Analytical Personnel may not participate in Fee Discussions or seek information about such discussions.
2. Non-Analytical Personnel may not share Fee Information with Analytical Personnel, solicit their input for what is the right amount of the fee, or ask Analytical Personnel to confirm fee amounts for accounts receivables purposes. Analytical Personnel may not seek Fee Information.
3. Non-Analytical Personnel are permitted to seek information from Analytical Personnel about the type of analytical work to be performed to develop an appropriate fee structure (e.g., complexity of the structure or entity to be rated, anticipated time and internal/external resources needed, or costs anticipated to be incurred, to complete a rating or ratings).

In the event that Analytical Personnel receive Fee Information, the following steps should be taken:
1. The Analytical Personnel recipient notifies their Regional Compliance Officer regarding the receipt of such information, and does not forward to, or discuss such information with, any Market Participant or other Covered Personnel, except Compliance. Compliance provides guidance on the appropriate next steps to be taken.
2. Business Development sends a reminder to the Market Participant that sent the Fee Information that Analytical Personnel are prohibited from participating in Commercial Discussions, including Fee Discussions, or having access to Fee Information, and to please contact Business Development Personnel with respect to such matters. With respect to Fee Information that is included in public filings, public tenders or transaction related documents, Compliance provides guidance to Business Development whether such a reminder is appropriate on a case-by-case basis.

IV. Management Reporting

Analytical Personnel may view the following types of financial information, which are typically presented in management reporting of finances and may be distributed and/or made available on a case-by-case basis:
1. Direct operational expenses and general expenses such as variable pay, net overhead transfers, amortization/depreciation, tax provisions, and any other income statement expenses; and
2. Summary billings and revenue numbers at a cost-center level.

V. Interaction with Market Participants

MCR encourages both Non-Analytical and Analytical interaction with Market Participants. It is important that Analytical Personnel engage with such participants to educate them on MCR's Methodologies and analytical capabilities, discuss industry, asset class and other related market information, and conduct any other discussions consistent with the Employee Code of Conduct regarding credit rating activities. Non-Analytical Personnel engage with such participants to secure business opportunities for MCR. However, MCR recognizes that such interactions, if not appropriately conducted, can create opportunities for actual or potential conflicts of interest. Therefore, Covered Personnel should minimize opportunities for conflict(s) by observing the following principles and provisions.

1. General Principles

   Analytical and Non-Analytical Personnel are to observe the following restrictions during their interactions with Market Participants, whether at a scheduled meeting, conference, during a meal, while enjoying entertainment, a chance gathering, or during any other interaction.

Table 1

Analytical Personnel	Non-Analytical Personnel
Analytical Personnel may engage in Informational and Transparency Discussions but may not conduct Commercial Discussions.	Non-Analytical Personnel may engage in Commercial Discussions and provide a general description of DBRS's rating process and Methodologies. Non-Analytical Personnel may not discuss how MCR analyzed or will analyze or rate an entity, security specific transaction or specifically identified series of transactions.

Example: When meeting with an issuer, Analytical Personnel (i.e. rating analysts) do not ask the issuer to engage MCR to perform a rating on their behalf. While an analyst demonstrates to an issuer how a tool (e.g., iReports) is utilized by the analysts or can be used by the issuer, the analyst does not further ask the issuer to purchase or subscribe to the tool (if it is for sale) or to engage MCR for ratings to obtain greater benefit from the tool.

Example: When meeting with an issuer, Non-Analytical Personnel (Business Development Personnel) may generally discuss MCR's Methodologies in addition to the general steps and length of the rating process. However, Business Development may not apply the Methodology to a specific transaction or set of transactions.

2. Meetings with Market Participants Attended Jointly by Analytical and Non-Analytical Personnel
   a. Meetings with Market Participants attended jointly by Analytical and Non-Analytical Personnel are subject to the following restrictions:

Table 2

Analytical Personnel	Non-Analytical Personnel
Analytical Personnel may not be present for, and should excuse themselves from, any Fee Discussion or any discussion wherein there is	Non-Analytical Personnel attending a joint meeting to discuss a specific transaction or specific series of transactions may not participate in, or be present for,

any attempt to influence the Analytical Personnel's analytical perspective with Improper Considerations.	the Analytical Personnel's discussion of the rating analysis of the specific transaction(s), entity or issuer.

b. In addition, if (1) the Non-Analytical Personnel attending the meeting jointly with Analytical Personnel are Sales and Marketing Personnel and (2) the meeting is planned in advance (versus, in the context of an informal, unplanned gathering, such as at a conference) the meeting, including attendees, must be documented by the Sales and Marketing Personnel[3].

Example: If the sole purpose of the meeting is to discuss the terms of the engagement, Analytical Personnel do not attend the meeting. If the sole purpose of the meeting is to discuss MCR's analysis of a transaction or series of transactions, Non-Analytical Personnel do not attend. If the purpose of the meeting is to discuss both analytical and non-analytical (commercial aspects) of the engagement, Covered Personnel excuse themselves from the portion of the discussion from which they are restricted from participating, per the above restrictions.

Example: Issuer contacts MCR and asks to schedule a meeting with Business Development personnel and a rating analyst(s) to discuss a transaction. This is a planned meeting which requires the meeting to be documented.

Example: During a reception at a conference, a Non-Analytical Personnel (Business Development Person) and Analytical Personnel (rating analyst(s)), and a Market Participant run into each other and speak. This is not considered to be a meeting planned in advance and; therefore, it is not required to be documented.

3. Conferences/Symposiums/Speaking Engagements ("Conferences")
    a. Conferences are not "meetings." However, meetings can arise during or as a result of such Conferences. In this case, the principles described for meetings in Section V. 2 apply to such meetings.
    b. In addition, the following restrictions apply to Analytical Personnel when attending Conferences:
        1. Unless fees are waived due to the Analytical MCR pays all costs for the Analytical Personnel's attendance (including costs, if any, to attend any third-party hosted receptions).
        2. Analytical Personnel may attend receptions; however, the Analytical Personnel may only attend receptions hosted by issuers or rated entities if such reception is also open to non-hosting attendees other than MCR Covered Personnel.
        3. If Covered Personnel are invited to speak at these engagements, the Covered Personnel must comply with the Media Relations Global Procedure.

VI.   Gifts, Entertainment, and Other Benefits

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[3] MCR Access Persons shall continue to document in accordance with MCR Recording Joint Meetings Procedure during the Interim Period as defined in the Integration of Analytical Activities Global Procedure.

1. MCR acknowledges that while the giving and receiving of gifts, entertainment, and other benefits may be appropriate in certain business activities, it is a practice that can pose regulatory risk and may create potential or actual conflicts of interest for MCR Covered Personnel. As such, MCR prescribes certain prohibitions on giving and receiving gifts, entertainment, and other benefits to external parties.
2. MCR does not provide gifts, entertainment, and other benefits to any Government Official or any representative or agent of a Government Official.
3. Otherwise, except as provided below with respect to exchanges with Market Participants, or as otherwise prohibited or limited by any other policies or procedures of MCR, a Covered Personnel's ability to give or receive gifts (directly or indirect, for example, acting through an entity), entertainment, and other benefits to and from external parties is subject to the following general principles:
   a. Gifts, Business Meals, and Business Entertainment do not include Incidentals. In addition, during Conferences and events sponsored by MCR, food, beverage, and incidental merchandise may be made available to attendees, which may include Analytical Personnel.
   b. It may not be extravagant. This means gifts, entertainment, and other benefits do not have a value beyond what would ordinarily be expected to be provided in the credit rating industry in the jurisdiction in which the recipient is located.
   c. It must not be likely to damage the business or professional reputation of MCR.
   d. It may not be money or "near money", which includes items such as gift vouchers, gift cards, stock or stock options, and other items that may be used as or converted into a cash benefit.
   e. There must be no expectation or suggestion that the recipient will provide or be induced to provide any advantage (financial or otherwise) or favor or improper performance of a relevant function as a result of the provision of gifts, entertainment, and other benefits.
   f. The cost of any gift, entertainment, or other benefit given or provided by Covered Personnel is paid by MCR. In the event personal funds are used, such amount is submitted for reimbursement by MCR in accordance with MCR's expense reimbursement procedures.
   g. Any gifts, entertainment or other benefits outside of the restrictions set forth in Table 3 are declared to the Regional Compliance Officer who advises on appropriate remedial action, when necessary.

Table 3

Type of Benefit to/from Market Participant	Analytical Personnel	Immediate Family Members of Analytical Personnel	Non-Analytical Personnel
Gifts	a) May not solicit, receive, or accept Gifts from Market Participants. b) May not offer or give Gifts.	May not solicit, receive, accept, or give Gifts if the reason the Gift is provided is because of the Market Participant's relationship to MCR.	May solicit and receive and give Gifts so long as it is disclosed to Compliance (Chief Compliance Officer or Regional Compliance Officer) via the Compliance Conflicts System.

Business Meals	a) May not solicit or accept a Business Meal paid for by Market Participants (other than through ordinary course reimbursement of expenses incurred as part of an engagement) b) May offer and pay for a Business Meal for an investor as long as that fact is documented in the expense description.	May not solicit, accept, offer or provide Business Meals if the reason the Business Meal is provided is because of the Market Participant's relationship to MCR.	a) May solicit and accept a Business Meal offered by a Market Participant. b) May offer and pay for a Business Meal for a Market Participant. c) Should submit MCR payment for a Business Meal attended jointly with Analytical Personnel.
Business Entertainment	a) May not solicit or attend Business Entertainment provided by Market Participants. b) May not offer or provide Business Entertainment to Market Participants. c) May attend MCR-sponsored Business Entertainment so long as is appropriate for their role.	May not solicit, attend, offer or provide Business Entertainment if the reason the Business Entertainment is provided is because of the Market Participant's relationship to MCR.	a) May solicit and attend Business Entertainment provided by Market Participants. b) May offer and provide Business Entertainment to Market Participants. c) Should submit MCR payment for Business Entertainment attended jointly with Analytical Personnel.

VII.   Exceptions

Covered Personnel requesting an exception to this Procedure must send an email request, along with the rationale for the request, to the head of their function or their designee and the Chief Compliance Officer and/or the Regional Compliance Officer.

Exceptions are granted by the applicable recipients of the request noted above via email and are deemed one-time in nature. Email requests and approvals are recorded and maintained by Compliance in exception logs.



MORNINGSTAR CREDIT RATINGS, LLC (MCR)

Policy and Procedure

Code of Ethics

Table of Contents

1.   Introduction

This Code of Ethics (the Code) sets forth the standards of conduct expected of all Access Persons of MCR. This Code is designed to guide Access Persons with respect to standards of business conduct and personal investment activities.

MCR is required to provide all Access Persons with a copy of this Code and any amendments hereto. Each Access Person is required to provide the compliance department with a written acknowledgement of his or her receipt of the Code and any amendments hereto.

MCR requires its Access Persons to comply with this Code, MCR's Code of Conduct and Confidential Information and Analytical Firewall Policy, which are incorporated herein by reference. Copies of MCR's Code of Conduct and Confidential Information and Analytical Firewall Policy are made available on MCR's public website, at morningstarcreditratings.com as part of MCR's form NRSRO, exhibits 7 and 3, respectively.

2.   Standards of Business Conduct

A. Placing the Interests of our Clients First

This Code is based on the principle that MCR and you, as an Access Person, owe a responsibility to best serve our Clients. Accordingly, you must avoid activities, interests and relationships that might interfere or appear to interfere with making decisions in the best interests of our Clients. The Code seeks to place the interests of our Clients over the interests of MCR and any Access Person.

At all times, you must:

1.   **Place the Interests of our Clients First**. In other words, you must scrupulously avoid serving your own personal interests ahead of the interests of our Clients.

2.   **Conduct all of your Personal Securities Transactions in full compliance with this Code.** You must not take any action in connection with your personal investments that could cause even the appearance of unfairness or impropriety. Accordingly, you must comply with the policies and procedures set forth in this Code. Doubtful situations should be resolved against your personal trading.

3.   **Avoid Taking Inappropriate Advantage of your Position**. The receipt of investment opportunities, Gifts, or gratuities from persons seeking business with MCR directly or on behalf of a Client could call into question the independence of your business judgment. Doubtful situations should be resolved against your personal interest.

B. Legal Compliance

Access Persons must obey all laws and regulations applicable to MCR's business, including but not limited to, the applicable Federal Securities Laws. You should contact the compliance department or MCR legal counsel with any question.

C. Compliance Department

No member of the compliance department may take part in a decision relating to a Covered Security in which such person has or, as part of the transaction in question, would acquire Beneficial Ownership. For any decision relating to a Covered Security for which a compliance department member has or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the other compliance department member will have final decision making authority. If both members of the compliance department have or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the matter will be referred to the general counsel office of Morningstar, Inc.

3.   Managing Conflicts of Interest

A. Prohibited Conflicts

MCR is prohibited from having the following conflicts of interest relating to the issuance or maintenance of a Credit Rating as a Credit Rating Agency:

1.   Issuing or maintaining a Credit Rating solicited by a person that, in the most recently ended fiscal year, provided MCR with net revenue (as reported under rule 17g-3 of the Exchange Act) equaling or exceeding 10% of its total net revenue for the fiscal year;

2.   Issuing or maintaining a Credit Rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where MCR, a credit analyst that participated in determining the Credit Rating, or a person responsible for approving the Credit Rating, directly owns Securities of, or has any other direct ownership interest in, the person that is subject to the Credit Rating;

3.   Issuing or maintaining a Credit Rating with respect to a person associated with MCR;

4.   Issuing or maintaining a Credit Rating with respect to an obligor or Security where MCR or a person associated with MCR made recommendations to the obligor or the issuer, underwriter, or sponsor of the Security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the Security;

5.   Issuing or maintaining a Credit Rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within MCR who has responsibility for participating in determining Credit Ratings or for developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative Models; or

6.   Issuing or maintaining a Credit Rating where a person within MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, including qualitative and quantitative Models also:

   (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.); or

   (b) Is influenced by sales or marketing considerations.

With regard to the prohibitions in paragraphs (1), (5), and (6) above, to the extent the Commission permits exemptions by rule, order, and waiver or otherwise, it shall not be a violation of this Code to engage in the forgoing activities, if MCR obtains such an applicable exemption. With respect to paragraph (1) above, actual and forecasted revenues will be analyzed by the compliance department each month for concentrations exceeding 10%. When it is reasonably certain to assume that revenues will not change significantly from the forecast and the concentrations shown reflect revenues for a particular Client will exceed 10% for a particular Client by the fiscal year-end, an exemption request will be submitted to the Commission. Generally, MCR will not be able to determine this prior to the close of the third quarter of its fiscal year. At which time, a request for an exemption, if required, will be initiated. MCR will disclose such conflict of interest in its form NRSRO, even if an exception, waiver, or order by the Commission grants MCR relief from the above prohibition.

With regard to paragraph (6) above, the prohibition applies to all applicable employees and to members of the board or similar body which carries out oversight of MCR pursuant to requirements set out within the Dodd-Frank Act and related Commission rules.

B. Gifts, Meals, and Entertainment

MCR is prohibited from issuing or maintaining a Credit Rating where an Analytical Staff who participated in determining or monitoring the Credit Rating, or a person responsible for approving the Credit Rating received Gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the Securities being rated. Therefore, Analytical Staff, including immediate family members; may not accept or give any such Gifts, entertainment, or other types of benefits Analytical Staff may accept or offer business meal through ordinary course of reimbursement of expenses incurred as part of the engagement and must be appropriately documented.

Access Persons, such as non-analytical employees may solicit and receive, and give Gifts, gratuity, or other item from/to any person or entity that does business, or desires to do business, with MCR directly or on behalf of a Client. This is not limited to issuers, underwriters, or sponsors, and can include any other users of our Credit Ratings, vendors, data and service providers, or similar such persons or entities who would like to do business with MCR in the future. However, it must be disclosed to Compliance (Chief Compliance Officer or Regional Compliance Officer). For further clarification, refer to the DBRS Separation of Analytics from Commercial Considerations, and Gift, Benefits, and Entertainment Global Procedure.

All Gifts, Meals, and Entertainment should be promptly reported to the compliance department before being consumed or accepted. If the Gift is tangible and the receipt of the Gift violated applicable Federal Securities Laws and/or this Code, the compliance department may make arrangements to have the Gift returned, donated, or destroyed. If the Gift violates this Code or applicable Federal Securities Laws, a letter explaining MCR's policy with respect to Gifts will be sent to the applicable issuer, arranger, underwriter, or sponsor.

Annually, you will be asked to certify that you have not received any such Gifts for which your receipt thereof was not approved by the compliance department or permissible under this Code.

All employees are prohibited from giving anything of value to any government officials, other than light refreshments in the course of normal business meetings. "Anything of value" includes, but is not limited to, paying for extravagant meals, providing money, Gifts, or entertainment, as well as paying for travel expenses or conference fees.

C. Service as a Director, Officer, or Similar Function of Other Entities

MCR is prohibited from issuing or maintaining a Credit Rating where a credit analyst, who participated in determining the Credit Rating, or a person responsible for approving the Credit Rating, is an officer or director of the person that is subject to the Credit Rating. In determining whether Securities are rated by MCR, you must obtain confirmation from the compliance department.

Access Persons may not engage in any outside employment, consulting or other activity that would create an actual or apparent conflict of interest with their employment with MCR. In determining whether any outside employment, consulting, or other activity would create an actual or apparent conflict of interest with your employment with MCR, you must obtain confirmation from the compliance department.

Access Persons may not serve on the board of directors or other governing board of a publicly traded company, even though it is not an obligor, issuer, sponsor, underwriter or arranger of any Securities for which MCR issues or maintains a Credit Rating, unless the Access Person has received the prior written approval of the compliance department. Approval may be withheld at the discretion of the compliance department and will not be given unless a determination is made that your service on the board would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws. Even if MCR approves your serving in such capacity for another company, you may not have any ownership interest in, or affiliation, business relationship or other financial or personal interest with, that company, unless you have received the prior written approval of the compliance department. Approval may be withheld at the discretion of the compliance department and will not be given unless a determination is made that such interest would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws.

In cases where an Access Person has an Immediate Family who currently works for a rated entity (for structured finance, this includes any party to a structured finance transaction that could be impacted monetarily by a given rating level assigned by MCR), the Access Person must notify the compliance department of such employment prior to becoming involved in any analytical work pertaining to the rated entity. The compliance department will evaluate the circumstances of such employment to determine whether a conflict of interest exists. The compliance department will then inform the Access Person whether it is appropriate to become involved in analytical work pertaining to the rated entity.

Annually, you will be asked to certify that you have not violated the foregoing Code provisions. In addition, appropriate measures must be taken in accordance with the non-Morningstar business activities section of Morningstar Inc.'s Code of Ethics.

D. Insider Trading and Safeguarding Material Nonpublic or Confidential Information

1. Access Persons are prohibited from engaging in transactions in any Securities while in possession of material and/or Nonpublic Information regarding the Securities (so-called Insider Trading). Access Persons are also prohibited from providing material and/or Nonpublic Information to any person who might use the information to purchase or sell Securities (so-called Tipping). Any questions regarding MCR's policy on Insider Trading or the application of the Insider Trading policy to any specific information should be directed to a member of the compliance department. Insider Trading can result in significant civil penalties and can result in criminal prosecution.

    (a) Confidential Information. Access Persons should observe the confidentiality of information that they acquire by virtue of their employment at MCR, including information concerning customers, competitors and other Access Persons, except where disclosure is approved by the DCO of MCR or otherwise legally mandated. Of special sensitivity is financial information, which should under all circumstances be considered confidential except where its disclosure is approved by MCR, or when it has been made publicly available in a press release or a report filed with the Commission or other comparable regulatory authority.

2.   Information safeguarding. Access Persons are required to take all reasonable steps to safeguard all material, nonpublic and/or Confidential Information obtained through their employment at MCR from fraud, misappropriation or misuse, and to maintain the analytical firewalls set forth in MCR's Confidential Information and Analytical Firewall Policy. To protect this type of information and maintain adequate analytical firewalls, Access Persons should maintain the following safeguards:

(a)   Analysts may discuss the analysis supporting the Credit Rating for a particular transaction or Security with an investor or subscriber. In the case of an initial rating, analysts may discuss the analysis supporting the rating on investor calls only after the issuer or one of its agents have distributed the preliminary disclosure documents or similar materials. However, an analyst should never discuss material, nonpublic, and/or Confidential Information with any investor or subscriber. Analysts should discuss only the information publicly disclosed and their analysis of the rating.

If investors or subscribers make an inquiry regarding fees, contract provisions, or new products, analysts should refer these persons to the Sales and Marketing Staff.

If an investor or subscriber provides the analyst with new or different information that may be relevant for his or her rating analysis, the analyst may investigate the information provided. Analysts should notify the compliance department if they are unable to determine whether such claims are material, nonpublic, and/or Confidential Information, before utilizing the information in any rating analysis.

(b)   Access Persons are prohibited from having discussions regarding Material, Nonpublic, and/or Confidential Information under circumstances in which others could overhear these conversations or in locations where applicable analytical firewalls between MCR groups could be compromised. Furthermore, information that is covered by this provision applies at all times to communications both inside and outside MCR's offices. Access Persons should enter or reserve a private conference room for these discussions. Access Persons must refrain from having conversations related to such information in public locations, such as restaurants, subways, trains, elevators, taxis, and airplanes, and from using speakerphones in those locations.

(c)   Credit Ratings files, documents, and related work products must not be left in the open for unauthorized personnel to see. Excess or additional copies of materials and documents properly stored in accordance with applicable law should shredded when no longer used. In addition, issuer files may not be released to any third parties without the express written consent or direction of the issuer, except in response to any valid request for such information contained in a subpoena, court order, or as otherwise required by applicable law or by any judicial, legislative, or regulatory authority.

If a matter is of a particularly sensitive nature, additional precautions may be appropriate. These could include keeping files secured in locked cabinets or other secure places, arranging for special handling of files, and utilizing private conference rooms when speaking on the telephone to avoid being overheard. If an Access Person's desk is situated where unauthorized persons may see such materials, sensitive papers should be locked and/or kept in drawers, turned face side down, or otherwise concealed.

E. Monitoring, Investigations and Other Conflicts of Interest

1.   MCR Access Persons must cooperate with all monitoring, controls, and investigations conducted by the

compliance department in its efforts to manage and monitor conflicts of interest. This includes, but is not limited to:

(a) Making yourself available for interviews as part of the internal audit process and answering questions asked honestly;

(b) Completing all periodic and one-time certifications required under this Code and any other policies and procedures adopted from time to time;

(c) Participating in all personal Securities reporting and monitoring activities as required by this Code;

(d) Maintaining proper records of rating actions as required under applicable law;

(e) MCR's policies and procedures;

(f) Completing annual internal questionnaires and certifications regarding your background, business relationships, and experience; and

(g) Properly documenting and tracking calls and correspondences with investors, subscribers, issuers or arrangers as may be requested by the compliance department.

2. From time to time, the compliance department may monitor potential conflicts of interest that are not directly prohibited under applicable law but may affect the integrity of the Credit Rating process. Access Persons are subject to such policies, protocols and procedures that may be developed to address such conflicts of interest in the future.

4. Personal Securities Transactions

A. Trading in General

An Access Person is prohibited from using or sharing material, nonpublic and/or Confidential Information for the purpose of trading any Security. Please refer to section 3 D. 1 of this Code for more details.

An Access Person or an Immediate Family is prohibited from buying, selling, engaging in any type of transaction or having any direct/indirect Beneficial Ownership in any Covered Security issued, guaranteed, or otherwise supported by any entity (i.e. issuer, obligor) within an Access Person's analytical responsibility in MCR. For structured finance analytical groups, this prohibition also extends to other transaction parties of a structured finance transaction. Analytical responsibility includes but is not limited to participating in determining the Credit Rating in any capacity, approving the Credit Rating and monitoring the Credit Rating.

Additionally, Analytical Staff or an Immediate Family may not hold or trade sector Funds that correspond to the sector(s) in which they either regularly influence a Credit Rating or have access to material, nonpublic and/or Confidential Information.

Restricted lists are provided for all Analytical Staff in order to allow clear understanding of what constitutes analytical responsibility. Restricted lists contain a listing of Securities that cannot be held or traded by Analytical Staff within the practice area or by their Immediate Family. Restricted lists are posted on P:→ Templates and Lists and updated periodically by compliance in collaboration with analytical group heads. If you conduct analytical work or have access to Nonpublic Information in more than one practice area, the restricted lists of all such analytical practice areas will apply to you. For guidance on the restricted lists and sector Funds, please refer to the Personal Securities Transaction (PST) guidelines.

An Access Person must report, in compliance with the provisions set forth below, any Purchase or Sale of a Covered Security in which such Access Person or an Immediate Family have, or by reason of the transaction will acquire any direct or indirect Beneficial Ownership.

At any time, the compliance department may identify actual or potential conflicts of interest and by email notify Access Persons that personal Securities transactions in a certain Client or Security may be prohibited, limited or subject to pre-clearance. An Access Person or an Immediate Family could be asked to divest their interests or hold their interests for an indefinite period of time.

MCR Access Person or an Immediate Family are also subject to relevant requirements in Morningstar Inc.'s Securities trading and disclosure policy such as but not limited to blackout periods for buying or selling Morningstar Inc's Securities. Restricted stock units are subject to reporting requirements upon execution of any transactions.

B. Pre-Clearance

Access Persons must seek to obtain pre-clearance trading approval from the analyst's manager, the manager's designee, or the compliance department to purchase or sell any Covered Security for which the Access Person or an Immediate Family have or will have by reason of the trade acquire Beneficial Ownership of a Covered Security that MCR provides a Credit Rating or other forms of opinion including ranking and assessment on such Covered Security.

Securities that MCR rates, which are not on an analyst's restricted list, may be traded subject to pre-clearance by the analyst's manager, the manager's designee, or the compliance department.

Access Persons can seek pre-clearance for certain transactions that may otherwise be prohibited by this Code in the event of a documented financial hardship or the settlement of an estate, so long as the transaction would not violate Federal Securities Laws.

The analyst's manager, the manager's designee, or the compliance department retains the sole discretion to pre-clear transactions. Pre-clearance approvals need to be obtained prior to the transaction's execution. Requests can be made via email or another form acceptable to the compliance department. Compliance will generally reach out to the individual's manager to discuss access to and influence over, the Credit Rating in question. Pre-clearances are valid until the end of the following business day.

This pre-clearance requirement does not apply to the Purchase or Sale of a Covered Security in a blind trust, separately managed accounts, wrap account, or similar arrangement where the person covered by this policy does not direct the trustee, money manager, or other investment advisor who has discretion over the Funds to make the particular purchase or sale.

C. Reporting

The compliance department shall identify and inform all Access Persons of their duty to complete and provide the account statements and reports described below in sections E - H. The compliance department will review such account statements and reports.

Such account statements and reports received by MCR shall be kept confidential except to the extent that disclosure may be required by regulatory authorities and that disclosure, on a confidential basis, may be made for an audit of compliance procedures.

D. Additional Restrictions for Certain Analysts, Divisions or Groups

Certain MCR Access Person or an Immediate Family may be subject to additional restrictions with respect to whether they may hold certain Securities.

Analytical Staff or an Immediate Family must not engage in any Purchase or Sale of a Covered Security in which such analyst has, or by reason of the transaction will acquire, any direct or indirect Beneficial Ownership, if that Covered Security is:

(a) Issued by a Third-Party Service Provider that is subject to a current ranking or assessment (or similar determination, regardless of title) issued and maintained by MCR; and (ii) the analyst either participated in determining, or was responsible for approving, that ranking or assessment (or similar determination, regardless of title); or

(b) Issued by a Third-Party Service Provider, or the parent or an affiliate thereof, that the compliance department, in its sole discretion, has designated as a Third-Party Service Provider whose Securities may not be held by an analyst within the operational risk assessment group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title); and (ii) the analyst either participated in determining, or was responsible for approving, that ranking or assessment (or similar determination, regardless of title). In furtherance of this subparagraph, the compliance department may, from time to time, designate a Third-Party Service Provider, or the parent or certain or all affiliates thereof, as an issuer whose Securities may not be held by an analyst within the operational risk assessment group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title).

An analyst is deemed to have participated in determining or approving a ranking or assessment if the analyst participated in its determination or approval in any manner, including participation on a committee that was responsible for such determination or approval.

E. Initial Accounts and Holdings Reports

If you are an Access Person, you must report no later than ten (10) days after becoming an Access Person to the compliance department the following information:

(a) The name, holding type, holding account, and number of shares of each Covered Security in which the Access Person or an Immediate Family had any direct or indirect Beneficial Ownership as of the date the person became an Access Person;

(b) The name of the account, account number, account type and broker, dealer or bank with which the Access Person or an Immediate Family maintains an account in which any Covered Securities are held for the direct or indirect benefit of the Access Person or an Immediate Family as of the date the person became an Access Person; and

(c) The date that each report is submitted by the Access Person.

F. Quarterly Transaction Reports

Every Access Person must report to the compliance department no later than thirty (30) days after each calendar quarter end the following information:

(a) With respect to any transaction during the quarter in a Covered Security in which the Access Person or an Immediate Family had or acquired any direct or indirect Beneficial Ownership:

1. The date of the transaction, the name, the interest rate and maturity date (if applicable), and the number of shares of each Covered Security involved;

2. The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

3. The price of the Covered Security at which the transaction was effected;

4. The name broker, dealer or bank with or through which the transaction was effected; and

5. The date that the report is submitted by the Access Person.

The foregoing includes reporting Securities acquired through a Gift, inheritance, marriage or similar event.

(b) With respect to any account established by the Access Person or an Immediate Family in which any Covered Securities were held during the quarter for the direct or indirect benefit of the Access Person.

1. The name of the account, account number, account type, and broker, dealer or bank with which the Access Person or an Immediate Family established the account;

2. The date the account was established; and

3. The date that the report is submitted by the Access Person.

(c) If an electronic feed is received on the account(s) reported, then the Access Person should review the quarterly transaction report and make any edits needed before certifying it. If an electronic feed is not provided, then the Access Person must manually enter any transactions and upload the relevant statements.

G. Annual Holdings Reports

If you are an Access Person, you must report no later than thirty (30) days after the calendar year end, the following information:

(a) The name, holding type, holding account, and number of shares, of each Covered Security in which the Access Person or an Immediate Family has any direct or indirect Beneficial Ownership and is not held in an account reported in subsection (b) below;

(b) The name of any broker, dealer or bank and the related account number with which the Access Person or an Immediate Family maintains an account in which any covered Securities are held for the direct or indirect benefit of the Access Person; and

(c) The date that the report is submitted by the Access Person.

If an electronic feed is received on the account(s) reported, then the Access Person should review the transactions section of the annual combined report and make any edits needed before certifying it.

The above information is required to be updated annually. More specifically, each Access Person must submit annually a holdings report setting forth the above-specified information, which must be current as of a date no more than forty-five (45) days before the report is submitted.

H. Exceptions to Reporting Requirements

Individuals who are not in an analytical role are not required to report any mutual Fund holdings. Analytical Staff are only required to report sector mutual Fund holdings and are not required to report diversified mutual Fund holdings. Analytical Staff are not required to report sector mutual Funds purchased pursuant to an automatic allocation feature within Morningstar's 401(k) plan on the quarterly transaction report. Furthermore, sector Funds that are purchased pursuant to an automatic allocation feature within Morningstar's 401(k) plan shall not be deemed to be restricted or prohibited.

5. Complaint Policy

A. Regulatory Requirement

Section 15e(j) of the Securities Exchange Act of 1934 (the Exchange Act) requires that the DCO of MCR to establish procedures for the receipt, retention, and treatment of Complaints regarding Credit Ratings, Models, methodologies, and compliance with the Federal Securities Laws and the policies and procedures developed under section 15e of the Exchange Act and that may be submitted on a confidential, anonymous basis by employees or users of MCR's Credit Ratings.

B. What Constitutes a Complaint

Complaints need not be hostile and can be merely suggestions, concerns, inquiries, allegations, suspicions, or questions that may suggest: (i) a failure to follow published methodologies, criteria, and Models; (ii) errors in the application of methodologies, criteria or Models, including the selection of the Model used; (iii) unfair or inappropriate application of our ratings, Models, criteria or methodologies; (iv) inappropriate activity or errors by an analyst; and (v) a possible violation of the law.

This can include, but is not limited to, Complaints that:

(a) Mention MCR Models, methodologies, criteria, ratings, or any processes, policies or procedures related to the forgoing;

(b) Mention conduct of an Access Persons at a ratings or criteria committee meeting or conduct attempting to influence the outcome of these meetings;

(c) Relate to analyst's compensation being affected by or threatened by a given course of action;

(d) Relate to an analyst's competency or ability to do his or her job;

(e) May indicate an error was made by the analyst with respect to his or her rating analysis or in the development or testing of a Model that was published or impacted MCR's ratings;

(f) Suggest that MCR's controls or protocols were not followed or bypassed;

(g) Suggest that Confidential Information may have been shared inappropriately - either externally or internally;

(h) Suggest that financial or sales information was shared with analysts or other Access Persons who are responsible for developing Models, methodologies, or criteria used in the rating process or actively participate in the rating process;

(i) Suggest that an Access Person has a conflict of interest--which may be personal or professional;

(j) Relate to an Access Person's outside business activities, like outside directorships, employment or businesses;

(k) Suggest that an Access Person received a Gift from a Client, vendor, or other party who is or would like to be doing business with MCR;

(l) Suggest that an Access Person is not following policies and procedures with respect to the appropriate use of information technology; or

(m) Suggests that an Access Person is not following policies and procedures regarding safeguarding confidential or other sensitive information.

Complaints may be submitted on a confidential, anonymous basis. If you are unsure whether a communication you receive or a concern that you have is a Complaint, you should report it as such and allow the compliance department to make the final determination as to whether it is a Complaint subject to this policy.

C. Complaint Reporting

Complaint reporting pertaining to MCR's Credit Ratings, Models, and methodologies --or compliance with applicable Federal Securities Laws--should be conducted as follows:

Access Persons and/or a Morningstar, Inc. human resource representative are required to immediately notify their direct supervisor and the compliance department in writing of any Complaints that (a) the Access Person has; (b) the Access Person receives from users of MCR's Credit Ratings; or (c) the Access Person receives from another MCR Access Person.

Access Persons and/or a Morningstar, Inc. human resource representative should not independently respond to or settle any Complaint made by a user of MCR's Credit Ratings or by another MCR Access Person. If the Complaint involves the Access Person's director supervisor or MCR's president, the Access Person need not notify such supervisor or the president of such Complaint. If a Complaint involves inappropriate action by the DCO, it should be forwarded to the global chief compliance officer of Morningstar Inc.

Access Persons and users of MCR's Credit Ratings may submit any Complaints to MCR's compliance department by one of the following methods:

(a) Via email to the NRSRO compliance mailbox:
    NRSROcompliance@ morningstar.com

(b) Via website:
    i.   Submit a Complaint under regulatory affairs on the MCR website; or
    ii. Global compliance website:
         integrity-helpline.com/morn.jsp

(c) Via phone call:
    i.   To an Access Person;
    ii. Toll-free number to MCR general hotline 1-800-299-1665; or
    iii. Morningstar Inc. ethics hotline at 1-800-555-8316.

    The caller should request to speak to someone in the compliance department.

(d) Via mail or courier to:
    Morningstar Credit Ratings, LLC
    4 World Trade Center, 48th floor
    150 Greenwich Street
    New York, NY 10007
    Attn: Compliance Department

Access Persons and/or a Morningstar, Inc. human resource representative shall encourage complainants to submit Complaints in writing. If the complainant is unwilling to submit the Complaint in writing, the Access Person who receives the oral Complaint must endeavor to obtain all the information laid out below and report the information to the compliance department via email at NRSROcompliance@ morningstar.com by the end of the next two business days. Any Complaints received via voicemail should not be erased and must be forwarded to the MCR compliance department.

Unless the Complaints are submitted anonymously, the recipient of the Complaint should forward all information and documentation, if any, associated with the Complaint. The information and documentation provided should assist the compliance department in creating the Complaint file that it is required to maintain under its policies. Therefore, it would expect to receive the following information and copies of documentation, to the extent available (a Complaint reporting form is available for use or as a reference of information to be submitted, in appendix a)

(a) A copy, transcript, or recording of the Complaint (if not available, a summary of the Complaint);
(b) The dates the incidents described in the Complaint occurred;
(c) The date the Complaint was received;
(d) Documents gathered during the investigation of the Complaint;
(e) Any follow-up communications with the complainant after the Complaint was received;
(f) Whether the complainant requested confidentiality; and

(g) Any actions or response taken, and any dates associated therewith.

The compliance department in its discretion can return documents that in its determination are irrelevant to the Complaint or its investigation.

Complaints will be shared internally only when such persons have a legitimate business reason to know or are actively assisting in the investigation and/or resolution of the Complaint.

D. Responsibility for and Treatment of Complaints

Supervisors and the compliance department will deal with Complaints in a responsive and fair manner.

Each supervisor has a responsibility for ensuring that his or her direct reports are aware of their responsibilities in handling Complaints in accordance with firm's policies. Each supervisor is responsible for supporting the compliance department and MCR in fulfilling its responsibility to investigate Complaints in a timely manner and provide all information requested by the compliance department that is responsive to a Complaint. Each supervisor is responsible for reminding his or her direct reports that they are responsible for informing the compliance department of Complaints they have regarding the firm's Credit Ratings, Models and methodologies, and suspected violations of applicable Securities laws and that they have the ability to submit Complaints on an anonymous and confidential basis using one of the methods in section C above.

The compliance department is responsible for investigating in a timely and complete manner all Complaints received. After careful consideration of all the facts, circumstances, and information received pertaining to the Complaint, the DCO is responsible for providing a recommendation to the applicable supervisor and/or MCR's president as to what action or actions should be taken.

The compliance department is responsible for ensuring that MCR appropriately addresses and responds to all written and oral Complaints received.

The compliance department will maintain a Complaint file for a period no less than is required under applicable law that can contain the following items, as applicable:

(a) A copy, transcript or recording of the Complaint (if not available, a summary of the Complaint);
(b) The dates the incidents described in the Complaint occurred;
(c) The date the Complaint was received;
(d) Documents gathered during the investigation of the Complaint;
(e) Any follow-up communications with the complainant after the Complaint was received;
(f) Whether the complainant requested confidentiality;
(g) Any actions or response taken, and any dates associated therewith;
(h) Recommendations as to what action or actions should be taken with respect to this Complaint;
(i) The date and content of any final written response; and
(j) Action taken by MCR in light of the Complaint and recommendations.

6. Reporting of Violations

If an Access Person becomes aware of any violation(s) or potential violation(s) of any of the provisions of this Code, such Access Person must report such violation(s) or potential violation(s) promptly to a member of the compliance department. The DCO is required to receive all reports of such violations. Failure to report in a prompt manner any violation(s) of this Code that an Access Person is aware of will be considered itself a violation of the Code and subject to remedial action.

Access Persons shall refer to the DCO any information that alleges that an issuer of Securities rated by MCR has committed or is committing a material violation of law that has not been adjudicated by a federal or state court.

7.   Remedial Actions

If you violate this Code, you are subject to remedial actions, which may be recommended by the compliance department, that may include, but are not limited to, progressive discipline, disgorgement of profits, imposition of a substantial fine, demotion, suspension or termination.

8.   Administration

A.   Interpretations and Exceptions

Please refer any questions regarding the applicability, meaning or administration of this Code to a member of the compliance department in advance of any contemplated transaction. Exemptions from certain provisions of this Code may be granted by the compliance department if it is determined that the Fundamental obligations of the person involved are not and will not be compromised. In no instance will exemptions be granted if the exemptions are not permitted under the applicable Federal Securities Laws.

B.   Questions

Questions regarding this Code of Ethics should be addressed to a member of the compliance department.

C.   Review

The compliance department will annually review the adequacy of the Code and the effectiveness of its implementation.

D.   Annual Certificate of Compliance

You are required to certify upon commencement of your employment or the effective date of this Code, whichever occurs later, and annually thereafter, that you have read and understand this Code and recognize that you are subject to this Code. Each annual certificate will also state that you have complied with the requirements of this Code during the prior year, and that you have disclosed, reported, or caused to be reported all transactions during the prior year in covered Securities of which you had or acquired Beneficial Ownership.

9.   Designated Compliance Officer Activities

A.   General

MCR shall designate an individual as the DCO, who will be responsible for administering its policies and procedures with respect to the management of conflicts of interest and the prevention of the misuse of Nonpublic Information. The DCO shall also be responsible for establishing the procedures with respect to the receipt, retention and treatment of Complaints (including those provided on a confidential, anonymous basis) regarding MCR's Credit Ratings, Models, methodologies, and compliance with applicable Securities laws and its policies and procedures.

B. Limitations

The DCO, while serving in this capacity, may not (without a specific exemption from the Commission):

1. Perform Credit Ratings;

2. Participate in the development of ratings methodologies and Models;

3. Perform marketing or sales functions; or

4. Participate in establishing compensation levels, other than for employees working for that individual.

The forgoing limitations do not limit the access the DCO (or other members of the compliance department) has to ratings files, Credit Ratings, committee meetings, sales information, and compensation information that he or she may need to execute his or her oversight, monitoring and reporting responsibilities. Furthermore, the presence of the DCO at committee meetings related to the rating process in an oversight or monitoring capacity shall not be considered performing Credit Ratings, so long as the DCO or a person who he or she supervises does not vote in such a committee.

The above limitations do not prevent the DCO from advising on the development of ratings methodologies and Models with respect to internal control processes, legal and compliance considerations, or considerations with respect to investors (including making editorial corrections or suggestions to enhance readability and understanding by investors and to avoid misleading investors). This can include monitoring that adequate testing of the Model is being conducted; providing guidance on the Commission's expectations for published methodologies and best practices with respect to internal controls, governance, and promoting the use of plain English with respect to published methodologies and communications regarding criteria and Models. However, the above limitation does prohibit the DCO or a person he or she supervises from voting in any committee to approve such methodologies, criteria or Models.

10. Key Controls

Control Objective	Control Description	Control Owner(s)	Frequency	Business Unit
Prevent outside activities from creating a conflict of interest	Outside employment activities require prior approval of compliance.	Group Heads	Ad-hoc	All MCR Access Persons
All MCR analyst are aware of definitions of Material and/or Nonpublic Information and procedures for keeping such information confidential related policy and procedures.	Compliance identifies annual policy training topics and ensures that key curriculum contains Confidential Information and personal Securities trading procedures. Annual compliance training is required for all MCR employees and Access Persons. The annual compliance training is developed and managed by compliance.	Compliance	Annual	All MCR Access Persons
All MCR analyst are aware of definitions of Material and/or Nonpublic Information and procedures for keeping such information confidential related policy and procedures.	Compliance training for new hires are assigned upon StarCompliance enrollment. The training and assessment results are capture in the training platform.	Compliance	Ad-hoc	All MCR Access Persons
Prevent inadvertent disclosure of Confidential Information	Physical separation of MCR Credit Ratings analysts from Morningstar Inc. Employees and MCR Business Development / Sales / Product Development Staff.	MCR President and COO	Ad-hoc	All MCR Access Persons
Prevent inadvertent disclosure of Confidential Information	A confidentiality disclaimer is attached automatically to each email sent to an external address. The attached disclaimer states that any dissemination or copying of the information is strictly prohibited.	Information Technology	Ongoing	All MCR Access Persons
Prevent inadvertent disclosure of Confidential Information	Compliance monitors access to share drive folders where Confidential Information and Material, Nonpublic Information is stored.	Compliance	Monthly	All MCR Access Persons
Prevent conflicts of interest in Securities holdings	Preclearance of transactions in Covered Securities is required from the compliance department or the individual's manager to Purchase or Sell Covered Securities.	Compliance, Managers	Ad-hoc	All MCR Access Persons
Detect conflicts of interest in Securities holdings	The compliance department will review account statements and reports provided in StarCompliance.	Compliance	Quarterly	All MCR Access Persons

Detect conflicts of interest in Securities holdings	Compliance to provide prompts to individuals and their supervisors prior to annual and quarterly certification due dates.	Compliance	Quarterly	All MCR Access Persons
Prevent conflicts of interest in Securities holdings	Initial Holdings, Quarterly Transactions and Annual Holdings Reports are required through StarCompliance. Advance system reminders are provided before the due date.	Compliance, Group Heads	Ad-hoc, Quarterly, Annual	All MCR Access Persons
Maintain adequate controls for Code of Ethics	Annual review of the adequacy of the Code and the effectiveness of its implementation.	Compliance	Annual	compliance
All Access Persons adhere to the Code of Ethics, Code of Conduct, Confidential Information and Analytical Firewall Policy.	Annual Certification through StarCompliance that Access Persons has understood and adhered to the Code of Ethics, Code of Conduct, Confidential Information and Analytical Firewall Policy.	Compliance, Group Heads	Annual	All MCR Access Persons
Ensure the accuracy of the disclosures with respect to actual and potential conflicts of interest and identify internal risks that may be related to such conflicts	Annual completion of the Conflict of Interest Questionnaire through StarCompliance.	Compliance, Group Heads	Annual	All MCR Access Persons
Prevent Analytical Staff, including immediate family members from accepting Gifts from an issuer and/or market participant, to ensure non-analytical staff notifies compliance on offer or receipt of gifts, meals, or business entertainment.	Gifts, Entertainment, and Other Benefits must be reported to compliance before offering or acceptance. Pre-clearance must be obtained from compliance on Fundraising endeavors as pertaining to Gift related policy in Code of Ethics.	Group Heads	Ad-hoc	All MCR Access Persons

To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations.	A joint meeting procedure is in place to make sure all Business Development, Sales, and Product Development Staff would not discussion any commercial matters with Clients and / or prospects when analytical staff is present.	COO	Ad-hoc	All MCR Business Units
To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and	All Business Development (BD), Sales, and Product Development (PD) staff are required, to record any meetings or calls with Clients and prospects that take place with both BD/Sales/PD and Analytical staff (joint meetings). All joint meetings and calls are to be recorded within 5 business days of the meeting or call date.	COO	Ad-hoc	All MCR Business Units

quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations.				
To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations.	Compliance conducts review and monitoring of the log and any relevant meeting notes at periodic basis. compliance will also conduct and document risk-based, sample monitoring of these joint meetings. Additionally, compliance provides advisory support pertaining to physical and electronic separation based on employee roles.	Compliance	Ad-hoc	All MCR Business Units

To prevent the following prohibited conflict. Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and quantitative Models also: (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.). (b) Is influenced by sales or marketing considerations.	Compliance performs email monitoring between Analytical and Commercial roles.	Compliance	Quarterly	All MCR Business Units
Prevent Analytical Staff, including immediate family members from accepting Gifts from an issuer and/or market participant, to ensure non-analytical staff notifies compliance on offer or receipt of gifts, meals, or business entertainment.	An annual certification on adherence of Gift related policy requirements is required through StarCompliance.	Compliance, Group Heads	Annual	All MCR Access Persons
To provide Access Persons and users of MCR's Credit Rating a mechanism for submitting confidential Complaints about failures to follow (i) Credit Ratings, Models	The Complaint should be forwarded directly to MCR's compliance department at NRSROcompliance@Morningstar.com.	Compliance	Ad-hoc	All MCR Business Units

and methodologies; and (ii) compliance with applicable Federal Securities Laws as well as other items specified in the policy.				
To provide Access Persons and users of MCR's Credit Rating a mechanism for submitting confidential Complaints about failures to follow (i) Credit Ratings, Models and methodologies; and (ii) compliance with applicable Federal Securities Laws as well as other items specified in the policy.	Each HR representative at Morningstar directly responsible for supporting MCR will be required to execute a certification annually: (i) verifying his or her receipt and understanding of these policies and procedures, and MCR's Code of Ethics, Code of Conduct, and Confidential Information and Analytical Firewall Policy; (ii) attesting that there are no Complaints that have not been reported; and (iii) verifying his or her receipt and understanding of MCR's Access Person List.	Compliance, HR	Annual	Human Resources

11. Appendix A - Complaint Reporting Form

Complaint Reporting Form

The Recipient of the Complaint	
Name:	Phone:
Email:	
Complainants Information	
Name:	Phone:
Address:	
Email:	Did the complainant request confidentiality?
Complaint Details	
Date of Incident:	Date of Complaint received:
Summary of the Complaint (including follow-up):	
Any actions or response taken?	

Please forward all information and documentations related to this Complaint to the compliance department.